Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended March 31, 2016	Year ended December 31, 2015
Earnings before income taxes	$156	$565
Undistributed equity in earnings of investees	(7)	(18)
Fixed charges:
Interest on annuities	228	732
Interest expense	18	74
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	6	23
EARNINGS	$401	$1,377

Fixed charges:
Interest on annuities	$228	$732
Interest expense	18	74
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	6	23
FIXED CHARGES	$252	$830

Ratio of Earnings to Fixed Charges	1.59	1.66

Earnings in Excess of Fixed Charges	$149	$547

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